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                              AMENDED AND RESTATED
                              CERTIFICATE OF TRUST
                                       OF
                                  NEWCO TRUST

This Amended and Restated Certificate of Trust for NewCo Trust, a business trust registered under the Investment Company Act of 1940, incorporated in the State of Delaware on August 6, 1999, is filed in accordance with the provisions of the Delaware Business Trust Act (Del. Code Ann. tit.12, Section 3801 (1997)) and sets forth the following:

1.       The name of the trust is:
         Rydex Dynamic Funds

2. As required by 12 Del. C Section 3807 and 3810 (a)(1)b, the Rydex Dynamic Funds business address of the registered office of the Trust and of the registered agent of the Trust for service of process is:

         The Corporation Trust Company
         1209 Orange Street
         Wilmington, Delaware  19801, County of New Castle

3.       This certificate shall be effective upon FILING.

4. Notice is hereby given that the Trust is a series Trust. The debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Trust shall be enforceable against the assets of such series only and not against the assets of the Trust generally.

This certificate is executed this 23rd day of November 1999 in Washington, D.C. upon the penalties of perjury and constitutes the oath or affirmation that the facts stated above are true to the undersigned trustee belief or knowledge.




/s/ Albert P. Viragh
----------------------
Albert P. Viragh
President and Chairman of the Board of Trustees